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                                                                    EXHIBIT 20.1

    [LOGO]                              September 7, 1999

Dear Shareholder:

    An amendment to the Flow International Preferred Share Rights Purchase Plan, approved by the Board of Directors, has become effective on September 1, 1999. This letter briefly describes the Plan and the amendment to it. A more detailed summary is included with this letter. The amendment of the Plan requires no action on your part.

    The Plan is not intended to prevent a takeover of Flow, and the Company is not aware of any such attempt at present. Instead, the purpose of the Plan is to ensure that shareholders are treated fairly in the event someone attempts to gain control of the Company. The Board believes the Plan remains the best available means of protecting your right to retain your equity investment in the Company and maintain or enhance the full value of that investment, without hindering a fair acquisition bid for the Company. Many other companies agree, and more than 1,700 other public companies have similar plans.

    The Plan was originally adopted on June 7, 1990 and would have expired in June 2000. The Board believes that shareholders would be best served by amending the Plan to extend its term for an additional ten-year period.

    The amendment extends the termination date of the Plan through September 1, 2009. The amendment also adjusts the "strike" price of the Rights issued under the Plan from $15 to $45 per share, reflecting the increase in the price of the Company's stock since the date the Plan was first adopted. The amendment also reduces the number of shares that an acquirer must accumulate before the rights become exercisable from 20% to 10%, ensuring the Plan will be effective.

    The Plan does not in any way weaken the Company's financial position, has no dilutive effect, is not taxable to the shareholders or the Company and will not change the way the Company's shares are traded. The Rights only become exercisable ten days after a publicly announced acquisition of, or tender offer for, 10% of the Company's stock.

    In amending the Plan, we have expressed our confidence in the future of Flow International and are working to ensure you, our shareholders, are given every opportunity to participate fully in that future.

                                          Very truly yours,

                                          /s/ Ronald W. Tarrant
                                          --------------------------------------

                                          Ronald W. Tarrant
                                          Chairman, President and Chief
                                          Executive Officer
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                         FLOW INTERNATIONAL CORPORATION

    UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT AMENDMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT AMENDMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

                         SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED SHARES

    On June 7, 1990, the Board of Directors of Flow International Corporation (the "Company") adopted a Preferred Share Purchase Rights Plan which was designated to maximize stockholder value, and declared a dividend of one preferred share purchase right (the "Original Rights") for each outstanding share of common stock, no par value per share, of the Company (the "Common Stock"). The Original Rights contain provisions to protect stockholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, or a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of our stockholders.

    By their terms, the Original Rights expire June 17, 2000. The term of the Original Rights has been extended, however, for another ten year period, expiring September 1, 2009 (the "Rights"). In addition, the Board has authorized other changes to the Original Rights. Such changes are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement Amendment") between the Company and ChaseMellon Shareholder Services, LLC, as Rights Agent (the "Rights Agent").

    Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, no par value per share, of the Company (the "Preferred Stock") at a price of $45.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. This amount differs from the initial "strike" price of $15.00 for the Original Right. The difference represents proportional increase in the Company's common stock price over the past eight years and, in the opinion of the Board, represents the fair and proper price for which the Rights may be exercised.

    Until the earlier to occur of (i) 10 days following a public announcement or awareness by the Board of Directors that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, other than pursuant to a Permitted Offer (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Common Stock, other than pursuant to a Permitted Offer (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. The Original Rights provided for a 20% threshold as opposed to a 10% threshold for the Right. The Board of Directors feels that because of the Company's current capitalization (and lack of large shareholder), it is reasonable to allow the Board to take action at the 10% level.

    A "Permitted Offer" is a tender offer or an exchange offer for all outstanding shares of Common Stock of the Company at a price and on terms determined by the Board of Directors of the Company, after receiving advice from one or more investment banking firms, to be (i) fair to shareholders (taking into account all factors which the Board of Directors deems relevant) and (ii) otherwise in the best interests of the Company and its shareholders and which the Board of Directors determines to recommend to the shareholders of the Company.

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    The Rights Agreement Amendment provides that, until the Distribution Date
(or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement Amendment by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on September 1, 2009 (the "Final Expiration Date") unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

    No fraction of a share of Preferred Stock (other than fractions in integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

    The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holder of shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share but will entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are subject to adjustment in the event of a stock dividend on the shares of Common Stock or a subdivision, combination or consolidation of the shares of Common Stock.

    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock (or, in lieu of Common Stock, such number or fraction of shares of Preferred Stock equivalent in value to such number of shares of Common Stock) having a market value of two times the exercise price of the Right.

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    In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

    At any time prior to the close of business on the day ten (10) days after an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    For so long as no person has become an Acquiring Person, the Company may amend the Rights in any manner. After a person has become an Acquiring Person, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

    A copy of the Rights Agreement Amendment has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement Amendment is available free of charge from the Company.

                         FLOW INTERNATIONAL CORPORATION
                           23500 - 64TH AVENUE SOUTH
                             KENT, WASHINGTON 98032
                                ATTN: SECRETARY
                                 (253) 850-3500

    This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, as the same may be amended from time to time, which is hereby incorporated herein by reference.

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